EXHIBIT 99 (d)(5)
[OPENWAVE LETTERHEAD]

CONFIDENTIAL

May 12, 2002

David Hose
Founder, President and CEO
SignalSoft Corporation
1495 Canyon Boulevard
Boulder, CO 80302

Re: Exclusivity Agreement

Ladies and Gentlemen:

Openwave Systems Inc, a Delaware corporation (“Acquiror”), and SignalSoft Corporation, a Delaware corporation (the “Company”), have been engaged in discussions concerning a possible acquisition by Acquiror or one of its affiliates of all outstanding shares of the Company or other similar transaction or business combination involving Acquiror and the Company (the “Transaction”).

As used in this letter agreement, the term “Representatives” means, as to any person, such person’s affiliates and its and their respective directors, officers, employees, agents, representatives, advisors (including, without limitation, financial advisors, counsel and accountants) and controlling persons. As used in this letter agreement, the term “person” shall include, without limitation, any corporation, company, partnership, limited liability company, other entity, group or individual.

To induce Acquiror to continue discussions concerning the Transaction, the Company agrees that, subject to the terms and conditions contained herein, it will negotiate exclusively with Acquiror with respect to the Transaction and, unless otherwise agreed to in writing by Acquiror, will not, and will cause its Representatives not to, except as required by law or regulation or the requirements of any stock exchange and except as set out in the proviso below:

(1)	disclose to any person that discussions or negotiations may take or are taking place concerning the Transaction;

(2)
solicit, initiate, encourage or take any action to facilitate (including, but not limited to, by way of furnishing any non-public information) the submission or initiation of any inquiries or proposals regarding any matter or thing inconsistent with the successful completion of the Transaction, including, without limitation, any offer or proposal by any person (other than Acquiror or an affiliate of Acquiror) with respect to a merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, liquidation, dissolution, take over bid, sale of material assets (or any lease, license, exchange, transfer, long term supply agreement or other transaction having the same economic effect as a sale of material assets), material issue or material sale of shares or rights or interests therein or thereto, or any other similar transaction (collectively, an “Acquisition Proposal”);

[OPENWAVE LETTERHEAD]

(3)
participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person to do or seek to do any matter or thing inconsistent with the successful completion of the Transaction, including, without limitation, any Acquisition Proposal;

(4)	make or authorize any recommendation or solicitation or public statements in support of any Acquisition Proposal;

(5)	entertain, consider or accept any Acquisition Proposal;

(6)	recommend, propose or enter into any agreement or understanding with respect to an Acquisition Proposal;

(7)	otherwise encourage any effort or attempt by any person to do or seek any of the foregoing,

in each case, prior to the earlier of (x) the execution of a definitive agreement providing for the Transaction and (y) 11:59 p.m. California time on June 15, 2002 (the “Exclusivity Termination Time”); provided that nothing contained in this paragraph or the other provisions of this letter agreement shall (i) prevent the Company or its Board of Directors from considering, engaging in discussions or negotiating with a third party or providing information in respect of, or otherwise responding to, or negotiating, approving, entering into any agreement in respect of, and recommending to shareholders, any unsolicited bona fide written Acquisition Proposal where, after consultation with financial advisors and after receiving advice of counsel, the Board of Directors concludes in good faith that such action or actions are necessary for the Board of Directors to discharge properly its fiduciary duties under applicable law or (ii) fetter the proper exercise of discretion by any person acting in his or her capacity as a director or officer of the Company; and provided further that nothing in the preceding proviso shall alter the Company’s obligation to pay the Break-Up or Topping Fee (as defined below) in the circumstances set forth below, which amount is agreed upon by the parties as reasonable in light of the actual or anticipated harm which would result from any such action. The Company may terminate this agreement in the event that Acquiror has not delivered a draft definitive agreement containing materially the same terms, including purchase price, as presented in the attached draft, non-binding term sheet to the Company by 11:59 p.m. California time on June 1, 2002. The Company will, and will cause its Representatives to, cease any current discussions regarding any Acquisition Proposal.

The Company further agrees that it will, until the Exclusivity Termination Time, promptly (within 24 hours) notify Acquiror orally and in writing of any expression of interest, inquiry, proposal or offer regarding any Acquisition Proposal on or after the date hereof, including, the material terms of any such Acquisition Proposal, and, to the extent it is information that the Company is not otherwise prohibited from disclosing as a result of an existing confidentiality agreement, the identity of the person indicating such interest, or making such inquiry, proposal or offer.

This letter agreement and the existence and terms of all discussions or negotiations that may take or are taking place concerning a possible Transaction constitute Confidential Information as that term is defined in the

[OPENWAVE LETTERHEAD]

Confidentiality Agreement (the “Confidentiality Agreement”) by and between the Company and Acquiror dated on or about March 13, 2002.

The Company agrees that Acquiror would be irreparably harmed by a material breach of this letter agreement by the Company or its Representatives, and it would be impracticable and extremely difficult to fix the amount of actual damages suffered by Acquiror, and therefore that in the event of any such breach the Company shall pay to Acquiror an amount in cash equal to $2.3 Million (the “Break-Up Fee”). Furthermore, should the Company consummate, within 12 months from the date of this agreement, an acquisition with a third party who had solicited the Company prior to the Exclusivity Termination Time, the Company will pay the Acquiror a fee of $2.3 Million plus reimburse Agreed Expenses (together, the “Topping Fee”). Agreed Expenses shall mean all of Acquiror’s and its affiliates’ documented, out-of-pocket expenses (including, but not limited to, legal, investment banking, accounting and consulting fees) incurred in connection with the potential Transaction. Each party acknowledges that any payment of the Break-Up Fee or Topping Fee is a payment of liquidated damages which are genuine pre-estimates of the damages that the Acquiror would suffer or incur as a result of the event giving rise to such damages and do not amount to a penalty. Any payment of such Fee(s) shall be the sole remedy of the Acquiror in connection with the event(s) giving rise to the payment of the Fee(s). Notwithstanding the foregoing, the Company shall only pay to Acquirer either the Break-Up Fee or the Topping Fee but not both.

If any provision of this letter agreement shall, for any reason, be adjudged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this letter agreement but shall be confined in its operation to the provision of this agreement directly involved in the controversy in which such judgment shall have been rendered.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts or choice of law thereof or of any other jurisdiction.

This letter agreement constitutes the entire agreement among the parties concerning the exclusivity arrangement for negotiations among the parties with respect to a Transaction, and, except for the Confidentiality Agreement, supercedes all prior agreements, understandings and arrangements, written or oral, between the parties with respect to the subject matter hereof. No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon any party unless approved in writing by each party.

Nothing contained herein shall be (i) construed as an offer by either party to enter into any transaction, or (ii) construed as imposing on either party any obligation to enter into any transaction or to continue to negotiate any agreement with respect to the Transaction or any other transaction or any amendment or modification to any existing agreement. Unless and until a definitive agreement with respect to the Transaction is finalized and properly executed, neither party shall have a legally binding obligation to the other (whether under this letter agreement or otherwise) to initiate and continue negotiations to reach a such definitive agreement, and either party may discontinue negotiations to reach such definitive agreement at any time for any reason whatsoever without liability to the other party by reason of the execution of this letter agreement; provided, however, that such discontinuance of negotiations shall not affect any other rights or obligations of the parties under this letter agreement which shall continue in full force and effect in accordance with the terms hereof.

[OPENWAVE LETTERHEAD]

This letter agreement shall inure to the benefit of the parties hereto and their successors and permitted assigns. Any assignment of this letter agreement by any party without the prior written consent of the other parties shall be void.

This letter agreement may be executed in counterparts, each of which shall be deemed to be an original and shall constitute the same agreement.

If you are in agreement with the foregoing, please indicate your acceptance by signing below and returning an executed copy of this letter.

Very truly yours,

OPENWAVE SYSTEMS INC.

By: /s/    KENNEN D. HAGEN
Name:  Kennen D. Hagen
Title:  Vice President, Corporate Development

ACKNOWLEDGED AND AGREED
this 13 day of May, 2002

SIGNALSOFT CORPORATION

By:  /s/   DAVID HOSE
Name:  David Hose
Title:  President and Chief Executive Officer